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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                    Pharmaceutical Product Development, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    717124101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and or any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                          Page 1
================================================================================
  CUSIP NO. 717124101
           ----------
--------------------------------------------------------------------------------
      NAME OF ISSUER

      Pharmaceutical Product Development, Inc.
--------------------------------------------------------------------------------
      TITLE OF CLASS OF SECURITIES

      Common Stock
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS. S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
      John A. McNeill
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP NOT APPLICABLE
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,752,358
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,752,358
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,752,358
--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      Not Applicable                                                       [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN
--------------------------------------------------------------------------------

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                                                                          Page 2
Item 1   Issuer
         (a)   Pharmaceutical Product Development, Inc.
         (b)   3151 South 17/th/ Street
               Wilmington, North Carolina  28412

Item 2.  Person Filing
         (a)   John A. McNeill, Jr.
         (b)   Pharmaceutical Product Development, Inc.
               3151 South 17/th/ Street
               Wilmington, North Carolina  28412
         (c)   United States
         (d)   Common Stock
         (e)   717124101

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13(d)-2(b)
         Not Applicable

Item 4.  Ownership

         (a) 1,752,358 includes 32,034 held in trust for Mr. McNeill's three children, all of whom reside with Mr. McNeill; 50,000 shares held in the SM Portfolio LLC 2001, a limited liability company, John A. McNeill, Jr., member/manager; 1,230 held in the McNeill Family Limited Partnership, John A. McNeill, Jr., General Partner. Also includes 36,000 shares issuable pursuant to vested options.

         (b)   3.4%

         (c) The Reporting Person retains sole voting and dispositive power of all shares.

Item 5.  Ownership of Five Percent or Less of  Class
         [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         Not Applicable

Item 8.  Identification and Classification of Members of the Group
         Not Applicable

Item 9.  Notice of Dissolution of Group

Item 10. Certification
         Not Applicable

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                                                                          Page 3

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2002
----------------------
Date

John A. McNeill, Jr.

/s/ Fredric N. Eshelman
Name: Fredric N. Eshelman
Title: Attorney in Fact*

* Signed pursuant to a power of attorney, dated December 16, 1998, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by John A. McNeill, Jr. on February 7, 2002.

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                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Dr. Fredric N. Eshelman and Rudy C. Howard signing singly, with full power of substitution, his/her true and lawful attorney-in-fact, to execute and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13-d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13(d)-1(d) under the Act) of Pharmaceutical Product Development, Inc. beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present.

         This Power of Attorney is governed by and shall be construed in accordance with the laws of the State of North Carolina. This Power of Attorney is effective until revoked by the undersigned, which revocation shall be evidenced by an instrument in writing in form required by North Carolina law. This Power of Attorney is executed pursuant to the provisions of the North Carolina General Statutes, Chapter 32A, Article 2, with the intention that this Power of Attorney and the authority of said attorney-in-fact hereunder shall continue in effect notwithstanding any incapacity or mental incompetence which may be incurred by the undersigned subsequent to the execution of this Power of Attorney by the undersigned.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 1998.


                                            /s/  John A. McNeill, Jr.